CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

February 5, 2007
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

DRILLING EXTENDS KEY GOLD ZONES AT ROBERTSON; RESOURCE CALCULATION TO BE UPGRADED IN 2007

VANCOUVER, B.C. - Coral Gold Resources Ltd. announced today that the 2006 drill program on its 100%-owned Robertson property in Lander County, Nevada has successfully extended key gold zones. As a result, management is confident the property’s current gold resource will increase with completion of a new resource calculation.

Coral Gold is now considering options for exploring the Robertson Property in 2007. Company President Louis Wolfin stated, “We now have an excellent opportunity to expand our successful drilling program and increase our resources.”

Upgraded Resource Calculation Expected in 2007
A revised and upgraded block model resource calculation is expected later in 2007. The existing block model calculation, as reported in early 2006, contained the following values:

Measured & Indicated - 22,900,000 tons @ 0.031 oz Au/ton (699,000 ounces)
Inferred - 9,408,000 tons @ 0.046 oz Au/ton (434,000 ounces)

Complete Report on 2006 Program Available
The detailed Report on the 2006 Drilling Program, which includes associated maps, complete assay tables, metallurgical results and other information, is available for viewing in PDF format on the home page of Coral Gold Resources’ website at www.coralgold.com.

Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

On Behalf of the Board of Directors:

“Louis Wolfin”
Louis Wolfin
President

 The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.